05041929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 44225 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/2004 AND ENDING 03/31/2005
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL PORTFOLIO MANAGEMENT, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

54 SCOTT ADAM ROAD, SUITE 207
(No. and Street)

COCKEYSVILLE MARYLAND 21030
(City) (State) (Zip Code)

RECEIVED MAY 2 4 2005 183 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL T. BLAIR, CPA 410-876-0076
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAMS & HARDEN, P.A.
(Name – *if individual, state last, first, middle name*)

1400 FRONT AVE., SUITE 102, LUTHERVILLE, MD 21093
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, PATRICK DYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL PORTFOLIO MANAGEMENT, INC., as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CAPITAL PORTFOLIO MANAGEMENT, INC.

AUDITED FINANCIAL STATEMENTS
AND OTHER FINANCIAL INFORMATION

MARCH 31, 2005 AND 2004

# CAPITAL PORTFOLIO MANAGEMENT, INC.

## Table of Contents

**WILLIAMS & HARDEN**
A PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS
1400 FRONT AVENUE, SUITE 102
LUTHERVILLE, MARYLAND 21093

(410) 832-2894
www.williamsharden.com

## Independent Auditor's Report

Board of Directors
CAPITAL PORTFOLIO MANAGEMENT, INC.
Cockeysville, Maryland

We have audited the accompanying Statements of Financial Condition of CAPITAL PORTFOLIO MANAGEMENT, INC. as of March 31, 2005 and 2004 and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CAPITAL PORTFOLIO MANAGEMENT, INC. as of March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lutherville, Maryland
May 12, 2005

*Williams & Harden, P.A.*

## CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Financial Condition
March 31, 2005 and 2004

### ASSETS

| | 2005 | 2004 |
|---|---|---|
| Cash | $ 103,920 | $ 126,057 |
| Marketable securities | 214,133 | 237,867 |
| Receivable from clearing broker | 35,750 | 25,859 |
| Employee advances | 1,646 | 7,677 |
| Furniture and equipment (net of accumulated depreciation of $24,776 in 2005 and $22,052 in 2004) | 16,456 | 16,725 |
| **TOTAL ASSETS** | $ 371,905 | $ 414,185 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2005 | 2004 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 11,966 | $ 7,930 |
| Margin line of credit | 2,090 | 66,941 |
| Income taxes payable | 547 | 2,346 |
| Commissions payable to brokers | 64,774 | 7,141 |
| Total liabilities | 79,377 | 84,358 |
| **STOCKHOLDERS' EQUITY** | | |
| Nonconvertible preferred stock, $1.00 par value, 100,000 shares authorized, 34,800 shares issued | 348,000 | 298,000 |
| Common stock, $1.00 par value, 200,000 shares authorized, 22,000 shares issued | 22,000 | 22,000 |
| Accumulated comprehensive income, unrealized gain (loss) on marketable securities | ( 43,601) | ( 37,423) |
| Accumulated earnings | ( 33,871) | 47,250 |
| Total stockholders' equity | 292,528 | 329,827 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 371,905 | $ 414,185 |

The accompanying notes to financial statements are an integral part of these financial statements.

## CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Income

For the Years Ended March 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 1,006,262 | $ 919,886 |
| Realized gains (losses) | ( 61,981) | ( 164) |
| Interest and dividends | 36,371 | 11,541 |
| | 980,652 | 931,263 |
| **EXPENSES** | | |
| Commissions, salaries and benefits | 836,782 | 720,469 |
| Quotation, research and clearing | 7,939 | 8,609 |
| Occupancy | 68,256 | 63,703 |
| General & administrative expenses | 79,166 | 73,968 |
| Interest expense | 22,931 | 2,112 |
| Professional fees | 14,555 | 21,898 |
| Depreciation and amortization | 2,724 | 4,595 |
| | 1,032,353 | 895,354 |
| **INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES** | ( 51,701) | 35,909 |
| **PROVISION FOR INCOME TAXES** | 547 | 2,346 |
| **NET INCOME (LOSS)** | $( 51,248) | $ 33,563 |

The accompanying notes to financial statements are an integral part of these financial statements.

## CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended March 31, 2005 and 2004

| | Capital Stock Preferred | Capital Stock Common | Unrealized Gains | Accumulated Earnings | Total |
|---|---|---|---|---|---|
| BALANCE MARCH 31, 2003 | $ 183,000 | $ 22,000 | $(119,120) | $ 34,953 | $ 120,833 |
| DIVIDENDS PAID ON PREFERRED STOCK | - | - | - | (21,266) | ( 21,266) |
| PREFERRED STOCK SALES | 115,000 | - | - | - | 115,000 |
| COMPREHENSIVE INCOME, NET OF TAX: | | | | | |
| Unrealized gain on marketable securities | - | - | 81,697 | - | 81,697 |
| NET INCOME | - | - | - | 33,563 | 33,563 |
| BALANCE MARCH 31, 2004 | $ 298,000 | $ 22,000 | $( 37,423) | $ 47,250 | $ 329,827 |
| DIVIDENDS PAID ON PREFERRED STOCK | - | - | - | (28,873) | ( 28,873) |
| PREFERRED STOCK SALES | 50,000 | - | - | - | 50,000 |
| COMPREHENSIVE INCOME, NET OF TAX: | | | | | |
| Unrealized gain on marketable securities | - | - | ( 6,178) | - | ( 6,178) |
| NET LOSS | - | - | - | ( 52,248) | ( 52,248) |
| BALANCE MARCH 31, 2005 | $ 348,000 | $ 22,000 | $( 43,601) | $( 33,871) | $ 292,528 |

The accompanying notes to financial statements are an integral part of these financial statements.

## CAPITAL PORTFOLIO MANAGEMENT, INC.

Statements of Cash Flows

For the Years Ended March 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income (loss) | $( 52,248) | $ 33,563 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | |
| Depreciation and amortization | 2,724 | 4,595 |
| Unrealized (loss)- marketable securities | ( 6,178) | 81,697 |
| (Increase) decrease in: | | |
| Receivable from clearing broker | ( 9,891) | ( 11,286) |
| Employee advances | 6,031 | ( 7,677) |
| (Decrease) increase in: | | |
| Accounts payable | 4,036 | ( 10,539) |
| Commissions payable to broker | 57,633 | ( 13,402) |
| Income taxes | ( 1,799) | 30,133 |
| Net cash provided (used) by operating activities | 308 | 107,084 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of fixed assets | ( 2,454) | ( 3,931) |
| Marketable securities sold | 643,987 | 95,584 |
| Purchase of marketable securities | (620,254) | (167,050) |
| Net cash provided (used) by investing activities | 21,279 | ( 75,397) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Margin borrowing | 55,811 | 66,941 |
| Margin principal payments | (120,662) | ( 92,424) |
| Stockholder advances | - | ( 43,235) |
| Preferred stock sales | 50,000 | 115,000 |
| Dividends paid on preferred stock | ( 28,873) | ( 21,266) |
| Net cash provided (used) by financing activities | ( 43,724) | 25,016 |
| **NET INCREASE (DECREASE) IN CASH** | ( 22,137) | 56,703 |
| **CASH, BEGINNING OF YEAR** | 126,057 | 69,354 |
| **CASH, END OF YEAR** | $ 103,920 | $ 126,057 |
| **SUPPLEMENTAL CASH FLOW INFORMATION** | | |
| Actual cash payments for: | | |
| Interest | $ 22,931 | $ 2,112 |
| Federal and state income taxes | $ 1,799 | $ - |

The accompanying notes to financial statements are an integral part of these financial statements.

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

### Organization

Capital Portfolio Management, Inc. was incorporated on August 14, 1991 under laws of the State of Maryland. The Company, on October 11, 1991, filed an application with the Securities and Exchange Commission (SEC) to become a registered broker-dealer, with approval being granted on October 23, 1991. The Company became a broker-dealer member firm of the National Association of Securities Dealers (NASD) on March 3, 1992.

### Accounting method

The Company uses the accrual basis of accounting for financial reporting.

### Investments

Investments are recorded at fair market value. Temporary unrealized gains and losses are recorded as a component of stockholders' equity. Permanent unrealized losses are charged to earnings during the period the loss is incurred.

### Commissions

Securities transactions gains and losses and commission income and expenses are recorded on a settlement date basis.

### Property and equipment

Property and equipment are recorded at original cost and are depreciated using the Modified Accelerated Cost Recovery System (MACRS) method defined by the Internal Revenue Code over predetermined lives of five to seven years. Depreciation expense using the MACRS method was not deemed to be materially different from such expense determined using estimated economic lives as required by generally accepted accounting principles.

Costs of repairs and maintenance of the property and equipment are expensed as incurred.

## NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(CONTINUED)

### Income taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Certain transactions, primarily commissions receivable, accounts payable and accrued expenses, will affect different periods for financial statements and income tax reporting purposes. Deferred federal and state income taxes are provided for material temporary differences.

### Comprehensive income

Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, requires that total comprehensive income be reported in the financial statements. Unrealized gains on available-for-sale securities are the Company's only item of comprehensive income and are reflected in the Statements of Changes in Stockholders' Equity.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported financial position and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results may differ from those estimates.

## NOTE 2 - MARKETABLE SECURITIES

Cost and fair value of marketable securities at March 31, 2005 are as follows:

| | Cost | Gross Unrealized (Loss) | Fair Value |
|---|---|---|---|
| Available for sale: | | | |
| Equity securities and options | $ 257,734 | $( 43,601) | $ 214,133 |

## NOTE 3 - RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents the net of commissions and interest earned against the clearing charges. The Company is charged on a per trade basis according to the terms of the clearing agreement. The net receivables due from the clearing broker were $35,750 at March 31, 2005 and $25,859 at March 31, 2004.

## NOTE 4 - MARGIN LINE OF CREDIT

The Company has a margin line of credit with Bear Stearns, the Company's securities clearing house. The Company is allowed to borrow up to fifty percent of the fair market value of the cash and marketable securities held in the Company's account at Bear Stearns. The credit agreement provides for interest due on the outstanding principal calculated at Bear Stearns' stated daily call rate. The principal is secured by the Company's cash and marketable securities held at Bear Stearns.

The outstanding principal on the line of credit at March 31, 2005 was $2,090.

## NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital. The rule also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2005, the Company's net capital was $219,980 which was $119,980 more than its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .36 to 1.

## NOTE 6 - RESERVE REQUIREMENTS

The Company is claiming a k2(i) and k2(ii) exemption from provisions of the Securities and Exchange Commission Reserve Requirement Rule 15c3-3, Customer Protection - Reserves and Custody of Securities. The Company meets the conditions for this exemption because the Company does not carry customer margin accounts and does not otherwise hold funds or securities for or owe money or securities to customers.

## NOTE 7 - LEASES AND RELATED PARTIES

The Company leases its office space in Cockeysville, Maryland under a month-to-month operating lease. The office space is owned by the sole common stockholder of the Company.

Total rent expense of $66,000 and $61,000 was incurred for the years ended March 31, 2005 and 2004, respectively.

## NOTE 8 - INCOME TAXES

For the years ended March 31, 2005 and 2004, the provision for income taxes consisted of the following components:

| | 2005 | 2004 |
|---|---|---|
| Current (credit) provision | | |
| Federal | $ 343 | $ 1,609 |
| State | 204 | 737 |
| Total | $ 547 | $ 2,346 |
| Comprehensive income tax expense | $ 547 | $ 2,346 |

Deferred income taxes result from the use of different accounting methods for income tax purposes. The components of such temporary differences were not material to the financial statements.

## CAPITAL PORTFOLIO MANAGEMENT, INC.

Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
March 31, 2005

| | | |
|---|---|---|
| Total stockholders' equity from Statement of Financial Condition | | $ 292,528 |
| Deduct ownership equity not allowable for net capital | | - |
| Total stockholders' equity qualified for net capital | | 292,528 |
| Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other (deductions) or allowable credits | | - |
| Total capital and allowable subordinated liabilities | | 292,528 |
| Deductions and/or charges: | | |
| A. Total nonallowable assets from Statement of Financial Condition | $ 18,102 | |
| B. Aged fails to deliver | - | |
| C. Aged short security differences | - | |
| D. Secured demand note deficiency | - | |
| E. Commodity futures contracts and spot commodities proprietary capital charges | - | |
| F. Other deductions and/or charges | 4,000 | 22,102 |
| Net capital before haircuts on securities positions | | 270,426 |
| Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f): | | |
| A. Contractual securities commitments | - | |
| B. Subordinated securities borrowing | - | |
| C. Trading and investment securities | | |
| 1. Bankers' acceptance, certificates of deposit, and commercial paper | - | |
| 2. Exempted securities | 24,266 | |
| 3. State and municipal government obligations | - | |
| 4. Debt securities | - | |
| 5. Stocks and warrants | - | |
| 6. Options | 26,180 | |
| 7. Other securities | - | |
| D. Undue Concentration | - | |
| E. Other (List) | - | 50,446 |
| Net Capital | | $ 219,980 |

**There were no material differences between the net capital computed above and the net capital computed in the March 31, 2005 Focus Report.**

## CAPITAL PORTFOLIO MANAGEMENT, INC.

Computation of Basic Net Capital Requirement and Computation of Aggregate Indebtedness Under Rule 15c3-1 of The Securities and Exchange Commission
March 31, 2005

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 5,292 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 100,000 |
| Net capital requirement | $ 100,000 |
| Excess net capital | $ 119,980 |
| Excess net capital at 1000% | $ 212,042 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Total Aggregate Indebtedness Liabilities from Statement of Financial Condition | | $ 79,377 |
| Add: | | |
| A. Drafts for immediate credit | $ - | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | - | |
| C. Other unrecorded amounts | - | - |
| Total aggregate indebtedness | | $ 79,377 |
| Ratio: Aggregate indebtedness to net capital | | .36 to 1 |

## Independent Auditor's Report on Internal Control Structure

Board of Directors
CAPITAL PORTFOLIO MANAGEMENT, INC.
Cockeysville, Maryland

In planning and performing our audit of the financial statements of CAPITAL PORTFOLIO MANAGEMENT, INC. as of and for the year ended March 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

## Independent Auditor's Report on Internal Control Structure

(Continued)

Because of inherent limitations in any internal control structure or the practices procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission (SEC) in connection with the Company's annual report to the SEC and should not be used for any other purpose.

Lutherville, Maryland
May 12, 2005

Williams & Harden, P.A.